Water Pik Technologies, Inc.

23 Corporate Plaza, Suite 246

Newport Beach, CA  92660

VIA EDGAR

September 1, 2005

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C.  20549

Mail Stop 3561

RE:	Water Pik Technologies, Inc.
Form 10-K for Fiscal Year Ended September 30, 2004
Filed December 14, 2004
Forms 10-Q for Fiscal Quarters Ended December 31, 2004 and March 31, 2005
File No. 1-15297

Dear Mr. Spirgel,

This letter sets forth the responses of Water Pik Technologies, Inc. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in the Staff’s letter dated July 29, 2005 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 and quarterly reports on Form 10-Q for fiscal quarters ended December 31, 2004 and March 31, 2005.  For your convenience, we have repeated the Staff’s comments before each of our responses.  To further assist the Staff in its review, we have included with our responses drafts of certain revised disclosure for the Staff’s consideration.

Selected Financial Data, page 16

Comment:

1.                                      We note your disclosure of EBITDA as an important indicator of the operational strength and performance of your ongoing business.  Please see our frequently asked questions regarding the use of Non-GAAP financial measures available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm and revise your future filings accordingly.

Response:

As requested, the Company will expand its disclosure concerning EBITDA in its future filings in accordance with the Staff’s guidance regarding the use of Non-GAAP financial measures.  Proposed disclosures addressing the Staff’s specific comments in this regard are set forth below.

Comment:

•                  Please expand your disclosure to provide the substantive reasons for why management believes EBITDA provides useful information to investors regarding your financial condition and results of operations.  Avoid mere conclusions that the measure “is commonly used by investors and financial analysts in evaluating operating performance.”  Also describe any other ways you use this measure in evaluating your business.

Response:

In future filings, we propose to provide additional disclosure substantially as follows:

EBITDA represents earnings from continuing operations before deductions for interest expense and interest income, income taxes, depreciation and amortization.  Management believes that EBITDA is useful as a means to evaluate our ability to service existing debt, to sustain potential future increases in debt, to satisfy capital requirements and as a measure used by lenders under our bank credit facility.  EBITDA is also used by management as a measure of evaluating the performance of our two operating segments.  We utilize EBITDA in our operating decision making, including the allocation of capital resources and strategic planning.

Comment:

•                  Please explain why EBITDA is a meaningful measure of operational performance.  Specifically, since capital items are necessary to enable you to generate revenues, explain why you believe a financial measure that omits depreciation is a relevant and useful measure of operating performance.

Response:

In future filings, we propose to provide additional disclosure substantially as follows:

We believe EBITDA is valuable to investors as a supplemental measure of comparative operating performance before capital structure costs such as depreciation, amortization, and interest.  We believe providing this supplemental information enhances the investors’ analysis of overall operating performance.  Additionally, EBITDA is regularly used as supplemental information in the determination of enterprise value.  However, our use of EBITDA is not intended to represent cash flows for the period.  We do not regard EBITDA as preferable to any measure of operating performance required by accounting principles generally accepted in the United States (“GAAP”), such as operating income, net income, or cash flows provided by operating activities.

Comment:

•                  Please reconcile EBITDA to the most closely comparable GAAP measure of operating performance: net income.

Response:

In future filings, we will reconcile EBITDA to net income in accordance with the Staff’s request.

Critical accounting policies and estimates

Insurance reserves and legal contingencies, page 19

Comment:

2.                                      Please provide additional disclosures regarding your accruals for loss contingencies.  Examples of specific disclosures typically relevant to an understanding of historical and anticipated product liability costs include the nature of personal injury or property damages alleged by claimants, aggregate settlement costs by type of claim, and related costs of administering and litigating claims.  Your disclosures should address historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity.  Refer to SAB Topic 5Y, question 3.

Response:

In future filings, we will provide additional disclosures regarding the Company’s accruals for loss contingencies in accordance with the Staff’s request.  Since receiving the Staff’s letter dated July 29, 2005, we modified our disclosures to be more complete in this regard, as reflected in Footnote 9 in our 10-Q for the quarterly period ended June 30, 2005 filed on August 10, 2005.  We propose additional clarifications so that our relevant disclosures would read as follows:

As a consumer goods manufacturer and distributor, we are subject to continuing risk of product liability and related lawsuits involving claims for substantial monetary damages.  We are party to various personal injury and property damage lawsuits and claims relating to our products and other litigation incidental to our business.  We have general liability, product liability and workers’ compensation insurance coverage.  Our insurance coverage provides that our insurers directly pay all costs related to our general liability, product liability and workers’ compensation claims, provided however, we are required to reimburse our insurance carrier for policy deductibles and most legal costs and expenses.  We have experienced consistent costs to administer our claims, including defense costs.  Loss accruals have been recorded in accordance with SFAS No. 5, “Accounting for Contingencies” to cover the probable retained loss portion of general liability, product liability and workers’ compensation claims, both asserted claims and incurred but not reported claims, that we are responsible for under the terms of our insurance policies.  The accruals are based on estimates which include information provided by our insurance carriers, claims adjusters and insurance brokers, taking into account our prior experience, numbers of claims, discussions with legal counsel and other relevant factors. Our methods of estimating losses and establishing the resulting accruals are reviewed on a regular basis and any adjustments are reflected in current operating results. Some claims may ultimately result in losses in excess of the amount we have accrued.  Due to the nature of our claims, which include personal injury claims without stipulated losses and property and personal injury claims against multiple defendant companies, a range of loss cannot be reasonably estimated.  We assess and revise our loss accruals at least quarterly as new information becomes available regarding our potential liability. Based on our historical loss experience, we believe our accruals are adequate to cover probable future losses.  Historical experience, however, may not be indicative of future losses, and the resolution in any reporting period of one or more of these matters could have a material adverse effect on our results of operations for that period.

Note 5 Goodwill and other intangibles, page 40

Comment:

3.                                      Tell us how you applied the guidance in paragraph 30 of SFAS 142 in determining your reporting units for the goodwill impairment test.  It appears that the activities of your reportable segment for Pool Products and Heating Systems may consist of more than one type of business.

Response:

Prior to the June 30, 2005 sale of the Heating Systems business, we operated the Pool Products and Heating Systems businesses as a single operating segment known as Pool Products and Heating Systems (“PPHS”).  Paragraph 30 of FAS 142 defines a component of an operating segment as a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.  FAS 142 further states that two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics as discussed in paragraph 17 of FAS 131.  We believe it was appropriate to combine the PPHS businesses as a single reportable segment on the basis of similarities in the businesses and the belief that they met the aggregation criteria as discussed in paragraph 17 of SFAS 131, specifically:

•                  Each of the PPHS businesses sold pool heaters and other water heating devices: residential swimming pool heaters for Pool Products and commercial and residential boilers and water heaters and commercial swimming pool heaters for Heating Systems.

•                  The production of PPHS products relied partly on common manufacturing assets and resources, as well as common international distribution facilities and resources.  We maintained a common research and development function related to combustion technologies and electronics with research and development efforts applied across both product groups.

•                  Although PPHS products were sold to different channels, i.e., pool distributors and pool builders for pool products and plumbing and heating distributors and buy/sell manufacturers representatives for heating systems, they were affected by similar economic factors as they both participated in the construction industry.  Factors such as overall economic conditions, housing starts, interest rates, etc. affected the success of those products similarly.

•                  PPHS products were sold primarily to wholesale customers serving the construction industry.

In addition, paragraph 14 of FAS 131 states that if there is only one set of components of an organization for which segment managers are held responsible, that set of components constitutes the operating segments.  We did not have individual general managers who were directly accountable and measured on operating performance for Pool Products or Heating Systems individually.  PPHS had a single general manager and shared segment-level general and administrative resources, as well as shared manufacturing, engineering and product development management.  Further, although we prepared separate internal income statements for the Pool Products and Heating Systems businesses using allocations of shared operating costs, no separate balance sheets or cash flows were prepared to manage the business.  As such, we managed and reported the PPHS businesses as a single segment.

The foregoing addresses the Staff’s comment with respect to past filings.  As previously noted, we sold the Heating Systems business on June 30, 2005.  In our Form 10-Q for the quarterly period ended June 30, 2005, we reported the Heating Systems business as a discontinued operation and revised the presentation of our historical information accordingly.  We will continue to present Heating Systems as a discontinued operation in future filings.  As such, we have restated the historical PPHS segment to reflect the continuing operations of the Pool Products business reported as a single operating segment known as Pool Products.

Note 11 Commitments and Contingencies, page 47

Comment:

4.                                      We note your loss accruals for insurance reserves and legal contingencies reflect only the portion that is not covered by insurance policies.  However, it may not be appropriate to net the accruals with the receivables from the insurance companies, unless there is a right of offset.  Instead, you should separately evaluate and record the liability for loss contingencies and the probability for recovery from your insurance carriers.  In this respect tell us how you applied the guidance in SFAS 5 and other relevant accounting literature.

Response:

Our prior disclosure was as follows: “Our insurance coverage provides that we are responsible for policy deductibles and most legal costs and expenses.”  In Footnote 9 in our 10-Q for the quarterly period ended June 30, 2005 filed on August 10, 2005, we clarified this sentence to read as follows:  “Our insurance coverage provides that our insurers directly pay all costs related to our general liability, product liability and workers’ compensation claims, provided however, we are required to reimburse our insurance carrier for policy deductibles and most legal costs and expenses.”  In addition, to address SFAS 5, we modified another sentence in Footnote 9 to read as follows:  “Loss accruals have been recorded in accordance with SFAS No. 5, to cover the probable retained loss portion of general liability, product liability and workers’ compensation claims, both asserted claims and incurred but not reported claims, that we are responsible for under the terms of our insurance policies.”  For a complete draft of our proposed language in context, please see our response to Staff Comment 2.

Comment:

5.                                      If an exposure to loss exists in excess of the amount you have accrued for lawsuits and claims, paragraph 10 of SFAS 5 requires disclosure of the range of reasonably possible loss or a clear statement that a range cannot be estimated.  Please clarify and revise the disclosures regarding these uncertainties to conform to the requirements of SFAS 5, or explain why no modification is necessary.

Response:

In response to the Staff’s request, we added the following language to Footnote 9 in our 10-Q for the quarterly period ended June 30, 2005 filed on August 10, 2005: “Due to the nature of our claims, which include personal injury claims without stipulated losses and property and personal injury claims against multiple defendant companies, a range of loss cannot be reasonably estimated.”  For a complete draft of our proposed language in context, please see our response to Staff Comment 2.

Comment:

6.                                      With respect to product liabilities, please add detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of these liabilities in Note 11 and your critical accounting policies in MD&A.  Please refer to the disclosures outlined in SAB Topic 5Y, question 2.

Response:

In our current disclosures, we include the following statement:  “The accruals are based on estimates which include information provided by our insurance carriers, claims adjusters and insurance brokers, taking into account our prior experience, numbers of claims, discussions with legal counsel and other relevant factors.”   We believe that this statement adequately describes the product liability accrual judgment process, which inherently involves input from all of the referenced sources.  Further detail would risk disclosure of legal strategies that could adversely impact the Company in pending and future litigation.  For a complete draft of our proposed product liability language in context, please see our response to Staff Comment 2.

Note 13 Acquisitions, page 48

Comment:

7.                                      We note that a significant portion of the purchase price was allocated to goodwill for both of the acquisitions.  Please disclose the primary reasons for each acquisition including the factors that contributed to a purchase price that result in the recognition of goodwill.  Refer to SFAS 141 paragraph 51.

Response:

The acquisition of Air Energy Heat Pumps, Inc. and affiliates (“Air Energy”), enabled us to add heat pumps products to our product offering, giving us a significant market position in regions of the country where heat pumps are the preferred technology to heat pools and spas.  This provided us the opportunity to offer a complete product set to our pool-builder customers, which is critical to their decision making.  Prior to the acquisition, neither we nor Air Energy could access the builder markets with a complete equipment set.  Thus, the acquisition’s value to us was the ability to increase our sales by integrating heat pumps into our existing product line and offer a complete equipment set in regions where heat pumps are preferred.

The acquisition of Huron Tech Systems allowed us to add a salt chlorine generator product line for swimming pool and spa water sanitation.  This provided us the opportunity to integrate a high-growth, high-margin pool equipment category into our existing Jandy® system, resulting in a broadening of our comprehensive line of pool and spa products. This product is the ideal add-on sale to our broad base of pool-builder customers that purchase our other pool and spa products. The acquisition also included titanium heat exchangers, which enabled us to vertically integrate this component used in the manufacture of our premium heat pumps.  This vertical integration enabled us to achieve greater efficiencies and margin improvement in our heat pump product line.

By expanding our product offerings, we added new pool-builder customers and realized increased sales of our existing products and accelerated the sales growth of the newly acquired products.  We realized $15,130,000 in heat pump, chlorinator and heat exchanger sales for the nine months ended September 30, 2004 as a result of the Air Energy and Huron Tech Systems acquisitions.  During the same nine-month period, sales of existing PPHS products increased $29,248,000 or 24.5 percent due largely to the success of our builder conversion program driven by the broadening of our product offering with both internally developed and acquired products.  The purchase price for the acquired businesses was based on estimated future cash flows driven by the opportunities presented by the expansion of our product offering.  Therefore, we paid amounts substantially in excess of the fair value of the identifiable assets of the acquired businesses.

In accordance with FAS 141, the excess of the cost of the acquired entities over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill.  With the acquisitions of Air Energy and Huron Tech Systems, we acquired receivables, inventory, property, plant and equipment, and some identifiable intangible assets.  We allocated purchase price to assets based on their fair values at the time of the acquisition and recognized goodwill for the excess cost of the acquired entities over the fair values of acquired assets and liabilities.

In future filings, in accordance with paragraph 51 of SFAS 141, we propose to expand the disclosure concerning the primary reasons for each acquisition, including the factors that contributed to the purchase price that resulted in the recognition of goodwill, substantially as follows:

The acquisition of Air Energy Heat Pumps, Inc. and affiliates (“Air Energy”), enabled us to add heat pumps products to our product offering, giving us a significant market position in regions of the country where heat pumps are the preferred technology to heat pools and spas.  Prior to the acquisition, neither we nor Air Energy could access the builder markets with a complete equipment set.

The acquisition of Huron Tech Systems allowed us to add a salt chlorine generator product line for swimming pool and spa water sanitation.  This provided us the opportunity to integrate a high-growth, high-margin pool equipment category into our existing Jandy® system, resulting in a broadening of our comprehensive line of pool and spa products. The acquisition also included titanium heat exchangers, which enabled us to vertically integrate this component used in the manufacture of our premium heat pumps.  This vertical integration enabled us to achieve greater efficiencies and margin improvement in our heat pump product line.

In accordance with FAS 141, the excess of the cost of the acquired entities over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill.  With the acquisitions of Air Energy and Huron Tech Systems, we acquired receivables, inventory, property, plant and equipment, and some identifiable intangible assets.  We allocated purchase price to assets based on their fair values at the time of the acquisition.  The purchase price for the acquired businesses was based on estimated future cash flows driven by the opportunities presented by the expansion of our product offering.  Therefore, we paid amounts in excess of the fair value of the identifiable assets of the acquired businesses.  We recognized goodwill for the excess cost of the acquired entities over the fair values of acquired assets and liabilities.

Note 15 Business segments, page 49

Comment:

8.                                      It appears that your Pool Products and Heating Systems reportable segment may include more than one operating segment since the business activities include both pool products and commercial and residential heating systems based on the disclosures in the business section.  Tell us how you applied the guidance in paragraph 10 SFAS 131 in evaluating your management approach and identifying your operating segments.  If you have aggregated operating segments, disclose this in Note 15 and provide us with your analysis of the aggregation criteria in paragraph 17 of SFS 131 for the various products and services you provide.

Response:

An operating segment is defined in paragraph 10 of SFAS 131 as a component of an enterprise that (a) engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise), (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available.  Prior to the June 30, 2005 sale of the Heating Systems business, we operated the Pool Products and Heating Systems businesses as a single operating segment known as Pool Products and Heating Systems (“PPHS”).  As discussed in our response to Staff Comment 3, PPHS had shared segment-level general and administrative resources, as well as shared manufacturing, engineering and product development management.  Further, although we prepared separate internal income statements for the PPHS businesses using allocations of shared operating costs, no separate balance sheets or cash flows were prepared to manage the business.  As such, we managed and reported the PPHS businesses as a single segment.

We believe it was appropriate to combine the PPHS businesses as a single reportable segment on the basis of similarities in the businesses and the belief that they met the aggregation criteria as discussed in paragraph 17 of SFAS 131, specifically:

•                  Each of the PPHS businesses sold pool heaters and other water heating devices: residential swimming pool heaters for Pool Products and commercial and residential boilers and water heaters and commercial swimming pool heaters for Heating Systems.

•                  The production of PPHS products relied partly on common manufacturing assets and resources, as well as common international distribution facilities and resources.  We maintained a common research and development function related to combustion technologies and electronics with research and development efforts applied across both product groups.

•                  Although PPHS products were sold to different channels, i.e., pool distributors and pool builders for pool products and plumbing and heating distributors and buy/sell manufacturers representatives for heating systems, they were affected by similar economic factors as they both participated in the construction industry.  Factors such as overall economic conditions, housing starts, interest rates, etc. affected the success of those products similarly.

•                  PPHS products were sold primarily to wholesale customers serving the construction industry.

As discussed in our response to Staff Comment 3, we sold the Heating Systems business on June 30, 2005 and revised our historical information, including our segment disclosures, to reflect the Heating Systems business as a discontinued operation.  To the extent we aggregate operating segments in future filings, we will disclose the aggregation in the appropriate note to the financial statements and other relevant sections of the filings.

In connection with responding to the SEC’s comments, we make the following acknowledgements:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions regarding these matters, please do not hesitate to call me at (949) 719-3700.

Sincerely,

Victor C. Streufert

Chief Financial Officer

Water Pik Technologies, Inc.